CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Senior Floating Rate Notes due 2018	$12,500,000	$491.25

 (1)     The maximum aggregate offering price relates to an additional $12,500,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 691 to Registration Statement No. 333-131266.

June 2008 Amendment No.1 dated June 25, 2008 to Pricing Supplement No. 691 Registration Statement No. 333-131266 Dated June 13, 2008 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED PRODUCTS
Senior Floating Rate Notes due 2018
U.S. Inflation Index Linked Floating-to-Fixed Rate Callable Notes
The amount of interest payable on the notes during the initial floating rate interest period will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.  We have the right to redeem the notes quarterly, beginning June 27, 2011.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

FINAL TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: Aa3 / S&P: A+ (each negative outlook)*
Aggregate principal amount:	$28,500,000 (upsized from $16,000,000)
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	June 13, 2008
Original issue date:	June 27, 2008
Maturity date:	June 27, 2018
Interest accrual date:	June 27, 2008
Principal protection:	100%
Floating interest rate period:	The original issue date to but excluding June 27, 2011
Fixed interest rate period:	The period including June 27, 2011 to maturity
Initial interest rate:	6.48%, from and including the original issue date to but excluding July 27, 2008
Interest:	During the floating interest rate period: (CPIt – CPIt-12 / CPIt-12) + Spread See “Interest Rate” on page 2. During the fixed interest rate period: 7.00% per annum
Spread:	2.50%
Minimum interest rate:	0.00%
Interest payment period:	Monthly
Interest payment dates:
The 27th day of each month, beginning July 27, 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	The 27th day of each month, beginning July 2008, whether or not such day is a business day
Interest determination dates:	Each interest reset date
Day-count convention:	Actual/Actual
Reporting service:	Bloomberg CPURNSA
Redemption percentage at maturity:	100%
Redemption:
Beginning June 27, 2011, we have the right to redeem all of these notes on each quarterly redemption date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least five (5) business days before the redemption date specified in the notice.

Redemption dates:	Each March 27, June 27, September 27 and December 27, beginning June 27, 2011
Specified currency:	U.S. dollars
CUSIP:	61745EE64
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	1.75%	98.25%
Total	$28,500,000	$498,750	$28,001,250

(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
* The ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Prospectus Supplement dated July 24, 2007	Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2018
U.S. Inflation Index Linked Floating-to-Fixed Rate Callable Notes

Investment Overview
Consumer Price Index

The amount of interest payable on the notes on each interest payment date will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg CPURNSA or any successor service.  The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

Initial interest rate:

The interest rate for the notes during the initial interest payment period from and including the original issue date to but excluding the initial interest reset date will be 6.48% per annum.

Floating interest rate period:

The interest rate for the notes being offered for each interest payment period during the floating interest rate period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	CPIt - CPIt-12	+	Spread
CPIt-12
where:

CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA;
CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA; and Spread = 2.50%.

In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum.  The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including June 27, 2008 to but excluding July 27, 2008, CPIt will be the CPI for March 2008 (the reference month), and CPIt-12 will be the CPI for March 2007 (which is the CPI for the twelfth month prior to the reference month).  The CPI for March 2008 was reported by the BLS and published on Bloomberg CPURNSA in April 2008, and the CPI for March 2007 was reported and published in April 2007.

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations”.

June 2008	Page 2

Senior Floating Rate Notes due 2018
U.S. Inflation Index Linked Floating-to-Fixed Rate Callable Notes

If by 3:00 PM on any interest determination date during the floating interest rate period the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services Inc., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12 , the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, during the floating interest rate period, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to ..001.

Fixed interest rate period:

The interest rate for each interest payment period during the fixed interest rate period will be 7.00% per annum, beginning June 27, 2011.

June 2008	Page 3

Senior Floating Rate Notes due 2018
U.S. Inflation Index Linked Floating-to-Fixed Rate Callable Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
In periods of little or no inflation, the interest rate during the floating interest rate period will be equal to the spread and may be as little as zero. Interest payable on the notes during the floating interest rate period is linked to year over year changes in the level of the CPI determined each month.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive during the floating interest rate period an interest payment for the applicable interest payment period equal to the spread, which is 2.50% per annum.  If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment during the floating interest rate period for the applicable interest payment period that is less than the spread per annum.  If the CPI for the same month in successive years declines by the spread or more during the floating interest rate period, investors in the notes will receive only the minimum interest rate, which is 0.00%.

▪
Early redemption risk.  We retain the option to redeem the notes on any quarterly redemption date on or after June 27, 2011.  If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments and you may have to re-invest proceeds in a lower rate environment.

▪
The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.  If, during the floating interest rate period, there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

▪
Your interest rate during the floating interest rate period is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes.  Accordingly, the amount of interest, if any, payable on the notes during the floating interest rate period, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

▪
The historical levels of the CPI are not an indication of the future levels of the CPI.  The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes.  In the past, the CPI has experienced periods of volatility and such volatility may occur in the future.  Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments during the floating interest rate period that will be affected by changes in the CPI. Such changes may be significant.  Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

▪
Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

June 2008	Page 4

Senior Floating Rate Notes due 2018
U.S. Inflation Index Linked Floating-to-Fixed Rate Callable Notes

Historical Information and Hypothetical Interest Rate Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to April 2008.  Also provided below are the hypothetical interest rates for the period from January 2001 to August 2008 that would have resulted from the historical levels of the CPI presented below and a spread of 2.50%.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes.  However, the CPI may not increase or decrease during the floating interest rate period in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level during the floating interest rate period, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates during the floating interest rate period.

Historical Levels of CPI

Month	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
January		168.8	175.1	177.1	181.7	185.2	190.7	198.3	202.4	211.1
February		169.8	175.8	177.8	183.1	186.2	191.8	198.7	203.5	211.7
March		171.2	176.2	178.8	184.2	187.4	193.3	199.8	205.4	213.5
April		171.3	176.9	179.8	183.8	188.0	194.6	201.5	206.7	214.8
May		171.5	177.7	179.8	183.5	189.1	194.4	202.5	207.9	216.6
June		172.4	178.0	179.9	183.7	189.7	194.5	202.9	208.4
July		172.8	177.5	180.1	183.9	189.4	195.4	203.5	208.3
August		172.8	177.5	180.7	184.6	189.5	196.4	203.9	207.9
September		173.7	178.3	181.0	185.2	189.9	198.8	202.9	208.5
October	168.2	174.0	177.7	181.3	185.0	190.9	199.2	201.8	208.9
November	168.3	174.1	177.4	181.3	184.5	191.0	197.6	201.5	210.2
December	168.3	174.0	176.7	180.9	184.3	190.3	196.8	201.8	210.0

Hypothetical Interest Rates Based on Historical CPI Levels

Month	2001	2002	2003	2004	2005	2006	2007	2008
January	5.95%	4.63%	4.53%	4.54%	5.69%	6.85%	3.81%	6.02%
February	5.95%	4.40%	4.70%	4.27%	6.02%	5.96%	4.47%	6.82%
March	5.89%	4.05%	4.88%	4.38%	5.76%	5.92%	5.04%	6.56%
April	6.23%	3.64%	5.10%	4.43%	5.47%	6.49%	4.58%	6.74%
May	6.03%	3.64%	5.48%	4.19%	5.51%	6.10%	4.92%	6.53%
June	5.42%	3.98%	5.52%	4.24%	5.65%	5.86%	5.28%	6.48%
July	5.77%	4.14%	4.73%	4.79%	6.01%	6.05%	5.07%	6.43%
August	6.12%	3.68%	4.56%	5.55%	5.30%	6.67%	5.19%	6.68%
September	5.75%	3.57%	4.61%	5.77%	5.03%	6.82%	5.19%
October	5.22%	3.97%	4.61%	5.49%	5.67%	6.65%	4.86%
November	5.22%	4.30%	4.66%	5.15%	6.14%	6.32%	4.47%
December	5.15%	4.01%	4.82%	5.04%	7.19%	4.56%	5.26%

The hypothetical interest rate payable on the notes for the February 2005 interest payment period would have been 6.023% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

CPIt = 191.0, which is equal to the CPI level for November 2004, which as the third calendar month prior to the interest reset date of February 2005, would be the reference month; and

CPIt-12 = 184.5, which is equal to the CPI level for November 2003, the twelfth calendar month prior to the reference month for the interest reset date of February 2005

Interest Rate = [(191.0 – 184.5) / 184.5] + 2.50% = 6.023%

June 2008	Page 5

Senior Floating Rate Notes due 2018
U.S. Inflation Index Linked Floating-to-Fixed Rate Callable Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on June 27, 2008, which will be the tenth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.   We have determined that the comparable yield is a rate of 6.1700% per annum, compounded monthly and the projected payment schedule with respect to a note (assuming an issue price of $1,000) would consist of the following payments:

Date	Projected Payment	Date	Projected Payment	Date	Projected Payment
7/27/2008	$5.31	11/27/2011	$5.95	3/27/2015	$5.37
8/27/2008	$5.45	12/27/2011	$5.75	4/27/2015	$5.95
9/27/2008	$5.16	1/27/2012	$5.93	5/27/2015	$5.75
10/27/2008	$3.94	2/27/2012	$5.93	6/27/2015	$5.95
11/27/2008	$4.20	3/27/2012	$5.55	7/27/2015	$5.75
12/27/2008	$4.37	4/27/2012	$5.93	8/27/2015	$5.95
1/27/2009	$4.56	5/27/2012	$5.74	9/27/2015	$5.95
2/27/2009	$4.56	6/27/2012	$5.93	10/27/2015	$5.75
3/27/2009	$3.79	7/27/2012	$5.74	11/27/2015	$5.95
4/27/2009	$4.19	8/27/2012	$5.93	12/27/2015	$5.75
5/27/2009	$3.97	9/27/2012	$5.93	1/27/2016	$5.93
6/27/2009	$4.21	10/27/2012	$5.74	2/27/2016	$5.93
7/27/2009	$3.83	11/27/2012	$5.93	3/27/2016	$5.55
8/27/2009	$3.80	12/27/2012	$5.74	4/27/2016	$5.93
9/27/2009	$3.80	1/27/2013	$5.95	5/27/2016	$5.74
10/27/2009	$3.67	2/27/2013	$5.95	6/27/2016	$5.93
11/27/2009	$3.79	3/27/2013	$5.37	7/27/2016	$5.74
12/27/2009	$3.66	4/27/2013	$5.95	8/27/2016	$5.93
1/27/2010	$3.77	5/27/2013	$5.75	9/27/2016	$5.93
2/27/2010	$3.75	6/27/2013	$5.95	10/27/2016	$5.74
3/27/2010	$3.37	7/27/2013	$5.75	11/27/2016	$5.93
4/27/2010	$3.72	8/27/2013	$5.95	12/27/2016	$5.74
5/27/2010	$3.59	9/27/2013	$5.95	1/27/2017	$5.95
6/27/2010	$3.70	10/27/2013	$5.75	2/27/2017	$5.95
7/27/2010	$3.57	11/27/2013	$5.95	3/27/2017	$5.37
8/27/2010	$3.68	12/27/2013	$5.75	4/27/2017	$5.95
9/27/2010	$3.67	1/27/2014	$5.95	5/27/2017	$5.75
10/27/2010	$3.54	2/27/2014	$5.95	6/27/2017	$5.95
11/27/2010	$3.65	3/27/2014	$5.37	7/27/2017	$5.75
12/27/2010	$3.53	4/27/2014	$5.95	8/27/2017	$5.95
1/27/2011	$3.65	5/27/2014	$5.75	9/27/2017	$5.95
2/27/2011	$3.65	6/27/2014	$5.95	10/27/2017	$5.75
3/27/2011	$3.30	7/27/2014	$5.75	11/27/2017	$5.95
4/27/2011	$3.66	8/27/2014	$5.95	12/27/2017	$5.75
5/27/2011	$3.54	9/27/2014	$5.95	1/27/2018	$5.95
6/27/2011	$3.66	10/27/2014	$5.75	2/27/2018	$5.95
7/27/2011	$5.75	11/27/2014	$5.95	3/27/2018	$5.37
8/27/2011	$5.95	12/27/2014	$5.75	4/27/2018	$5.95
9/27/2011	$5.95	1/27/2015	$5.95	5/27/2018	$5.75
10/27/2011	$5.75	2/27/2015	$5.95	6/27/2018	$1,005.95

June 2008	Page 6

Senior Floating Rate Notes due 2018
U.S. Inflation Index Linked Floating-to-Fixed Rate Callable Notes

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Taxation — Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

June 2008	Page 7